Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2017 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2017	December 31, 2016	March 31, 2016	March 31, 2017	March 31, 2016

1	Income from operations
	a) Net Sales/income from operations	140,620	137,645	137,417	554,179	516,307
	b) Other operating income	4,082	—	—	4,082	—

	Total income from operations	144,702	137,645	137,417	558,261	516,307

2	Expenses
	a) Cost of materials consumed	—	—	—	—	2
	b) Purchase of stock-in-trade	5,381	6,393	8,712	25,560	30,552
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	1,646	(414)	717	1,411	(605)
	d) Employee benefit expense	68,747	66,052	63,748	268,081	245,534
	e) Depreciation, amortisation and impairment expense	8,181	5,412	4,304	23,107	14,965
	f) Sub contracting/technical fees/third party application	21,244	21,224	19,918	82,747	67,769
	g) Other expenses	14,675	15,745	15,223	63,476	61,230

	Total expenses	119,874	114,412	112,622	464,382	419,447

3	Finance expenses	1,053	1,366	1,284	5,183	5,582
4	Finance and other Income	5,636	5,719	5,710	21,660	23,655
5	Profit before tax [1-2-3+4]	29,411	27,586	29,221	110,356	114,933
6	Tax expense	6,742	6,440	6,648	25,213	25,366
7	Net profit for the period [5-6]	22,669	21,146	22,573	85,143	89,567
8	Non-controlling interest	58	52	193	248	492
9	Net profit after taxes and Non controlling interest [7-8]	22,611	21,094	22,380	84,895	89,075
10	Paid up equity share capital	4,861	4,861	4,941	4,861	4,941
	(Face value ₹ 2 per share)
11	Reserves excluding revaluation reserves and Non controlling interest				515,443	460,219
12	EARNINGS PER EQUITY SHARE (EPS) (of ₹2/- each)
	Basic (in ₹)	9.35	8.73	9.11	34.96	36.26
	Diluted (in ₹)	9.32	8.70	9.09	34.85	36.18

1.	The audited consolidated interim financial results of the Company for the year ended March 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2017. The Company confirms that its statutory auditors, B S R & Co. LLP have issued audit reports with unmodified opinion on the consolidated interim financial results.
2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Effective April 1, 2016, the company has early adopted IFRS 9, Financial Instruments. The comparative information has been adjusted to effect this change retrospectively.
3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net amounting to ₹ 745, ₹ 767 and ₹ 1,093 for the quarter ended March 31, 2017, December 31, 2016 and March 31, 2016, respectively, ₹ 3,777 and ₹ 3,867 for the year ended March 31, 2017 and March 31, 2016, respectively.
4.	List of subsidiaries as of March 31, 2017 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud Services, Inc.		USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp. (A)	USA
		Appirio, Inc. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A)	Austria
		Wipro Digital Aps (A)	Denmark
		Wipro Europe Limited	U.K.
		Wipro Financial Services UK Limited (formerly Wipro Promax Analytics Solutions (Europe) Limited	U.K.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary		Hungary
Korlátolt Felelõsségû Társaság
		Wipro Holdings Investment	Hungary
Korlátolt Felelõsségû Társaság
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Services Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh(A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited Co and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent Gmbh, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit MunchenGmbH		Germany
		Designit Oslo A/S		Norway
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Ltd.		Japan
		Denextep Spain Digital, S.L		Spain
			Designit Colombia S A S	Colombia
			Designit Peru S.A.C.	Peru
Cellent GmbH				Austria
	Frontworx Informationstechnologie Gmbh			Austria
HPH Holdings Corp.				USA
	Healthplan Services			USA
Insurance Agency, Inc.
	Healthplan Services, Inc.			USA
Appirio, Inc.				USA
	Appirio K.K.			Japan
	Topcoder, Inc.			USA
	Appirio Ltd			Ireland
		Appirio GmbH		Germany
		Appirio Ltd (UK)		UK
		Saaspoint, Inc.		USA
	Appirio Pvt Ltd			Singapore
	KI Management Inc.			USA

5.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, The Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former Global Media and Telecom (GMT) industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former Retail, Consumer, Transport and Government (RCTG) industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended March 31, 2017, December 31, 2016 and March 31, 2016, year ended March 31, 2017 and March 31, 2016 is as follows:

Particulars	Three months ended			Year ended
	March 31, 2017	December 31, 2016	March 31, 2016	March 31, 2017	March 31, 2016
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	34,911	33,843	32,552	135,967	128,147
HLS	20,456	20,972	16,905	82,242	58,358
CBU	21,204	20,780	20,970	83,417	79,514
ENU	17,515	17,131	17,917	68,883	70,866
MNT	30,657	29,517	29,747	119,175	113,422
COMM	9,278	9,718	9,877	38,756	37,009

Total of IT Services	134,021	131,961	127,968	528,440	487,316
IT Products	6,613	5,713	9,603	25,922	29,722
Reconciling Items	(14)	(29)	(154)	(183)	(731)

Total Revenue	140,620	137,645	137,417	554,179	516,307

Other operating income
IT Services	4,082	—	—	4,082	—
IT Products	—	—	—	—	—

Total Other operating income	4,082	—	—	4,082	—

Total income from operations	144,702	137,645	137,417	558,261	516,307

Segment Result
IT Services
BFSI	5,153	6,413	6,931	24,939	27,902
HLS	(11)	3,400	3,067	9,479	12,009
CBU	3,719	3,415	3,664	14,493	13,590
ENU	4,097	3,856	3,408	14,421	13,475
MNT	5,969	5,355	6,125	23,453	24,223
COMM	1,449	1,604	1,679	6,149	5,990
Unallocated	811	112	305	(951)	1,064
Other Operating Income	4,082	—	—	4,082	—

Total of IT Services	25,269	24,155	25,179	96,065	98,253

IT Products	(428)	(586)	(325)	(1,680)	(1,007)
Reconciling Items	(13)	(336)	(59)	(506)	(386)

Total Segment result	24,828	23,233	24,795	93,879	96,860

Finance expenses	(1,053)	(1,366)	(1,284)	(5,183)	(5,582)
Finance and other Income	5,636	5,719	5,710	21,660	23,655

Profit before tax	29,411	27,586	29,221	110,356	114,933

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization and impairment charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes dividend income/ gains/ losses relating to strategic investments, elimination of inter-segment transactions and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Segment result of HLS industry vertical is after considering the impact of impairment charge recorded on certain intangible assets recognised on acquisitions. Also refer note 6.

i)	Net gain from sale of EcoEnergy division is included as part of IT Services segment result.

6.	Business Combinations:

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition strengthens the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 6,501 (EUR 93 million) which includes a deferred earn-out component of ₹ 2,108 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹ 359 of cash and cash equivalents and trade receivables valued at ₹ 392.

The goodwill of ₹ 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

During the quarter ended December 31, 2016, an amount of ₹ 83 million was paid to the sellers representing earn-out payments for the first earn-out period.

Additionally, during the quarter ended December 31, 2016, as a result of changes in estimates of revenue and earnings over the remaining earn-out period, the fair value of earn-out liability was revalued at ₹ 293 million. The revision of estimates has also resulted in reduction in the carrying value of intangibles recognised on acquisition. Accordingly, a net gain of ₹ 1,032 million has been recorded in the condensed consolidated interim statement of income.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition provides Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 5,686 (EUR 78.8 million), net of ₹ 114 received during the quarter ended September 30, 2016 on conclusion of working capital adjustments which has resulted in reduction of goodwill.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	846	₹	—	₹	846
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	846	₹	927		1,773

Goodwill						3,913

Total purchase price					₹	5,686

Net assets acquired include ₹ 367 of cash and cash equivalents and trade receivables valued at ₹ 1,437.

The goodwill of ₹ 3,913 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the quarter ended September 30, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of ₹ 30,850 (USD 450.9 million), net of ₹ 219 concluded as working capital adjustment during the quarter ended March 31, 2017. The consideration includes a deferred earn-out component of ₹ 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

During the quarter ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	36	₹	1,604	₹	1,640
Technology platform		1,087		1,888		2,975
Customer related intangibles		—		5,791		5,791
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,039)		(3,039)

Total	₹	1,123	₹	6,559		7,682

Goodwill						22,590

Total purchase price					₹	30,272

Net assets acquired include ₹ 47 of cash and cash equivalents and trade receivables valued at ₹ 2,472.

The goodwill of ₹ 22,590 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the quarter ended March 31, 2017, uncertainties around regulatory changes relating to the Affordable Care Act have led to a significant decline in the revenue and earnings estimates, resulting in revision of fair value of earn-out liability to ₹ 65 million. Further, this has resulted in reduction in the carrying value of certain intangible assets recognised on acquisition and accordingly an impairment charge has been recorded.

Consequently, a net loss of ₹ 1,351 million has been recorded in the condensed consolidated interim statement of income.

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,414 (USD 475.7 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	526		(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,032

Total purchase price					₹	32,414

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,032 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

7. Other operating income: During the quarter ended March 31, 2017, the Company has concluded the sale of the EcoEnergy division for a consideration of ₹ 4,670. Net gain from the sale, amounting to ₹ 4,082 has been recorded as other operating income.

8. Statement of Assets and Liabilities:

	As of March 31,	As of March 31,
	2017	2016
ASSETS
Goodwill	125,796	101,991
Intangible assets	15,922	15,841
Property, plant and equipment	69,794	64,952
Derivative assets	106	260
Investments	7,103	4,907
Trade receivables	3,998	1,362
Non-current tax assets	12,008	11,751
Deferred tax assets	3,098	4,286
Other non-current assets	16,793	15,828

Total non-current assets	254,618	221,178

Inventories	3,915	5,390
Trade receivables	94,846	99,614
Other current assets	30,751	32,894
Unbilled revenues	45,095	48,273
Investments	292,030	204,244
Current tax assets	9,804	7,812
Derivative assets	9,747	5,549
Cash and cash equivalents	52,710	99,049

Total current assets	538,898	502,825

TOTAL ASSETS	793,516	724,003

EQUITY
Share capital	4,861	4,941
Share premium	469	14,642
Retained earnings	490,930	425,118
Share based payment reserve	3,555	2,229
Other components of equity	20,489	18,242

Equity attributable to the equity holders of the Company	520,304	465,172
Non-controlling interest	2,391	2,212

Total equity	522,695	467,384

LIABILITIES
Long - term loans and borrowings	19,611	17,361
Deferred tax liabilities	6,614	5,108
Derivative liabilities	2	119
Non-current tax liabilities	9,547	8,231
Other non-current liabilities	5,500	7,225
Provisions	4	14

Total non-current liabilities	41,278	38,058

Loans, borrowings and bank overdrafts	122,801	107,860
Trade payables and accrued expenses	65,486	68,187
Unearned revenues	16,150	18,076
Current tax liabilities	8,101	7,015
Derivative liabilities	2,708	2,340
Other current liabilities	13,027	13,821
Provisions	1,270	1,262

Total current liabilities	229,543	218,561

TOTAL LIABILITIES	270,821	256,619

TOTAL EQUITY AND LIABILITIES	793,516	724,003

9. Buyback of equity shares

During the quarter ended September 30, 2016, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹ 25,000. In line with the requirement of the Companies Act 2013, an amount of ₹ 14,254 and ₹ 10,666 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves of ₹ 80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has been reduced by ₹80.

10. Event after the reporting period

The Board of Directors in their meeting held on April 25, 2017 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place: Bangalore	Chairman &
Date: April 25, 2017	Managing Director